Exhibit 16.1
                                [KPMG Letterhead]






March 23, 2004



Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Knight Transportation, Inc. and, under the date of January 21, 2004, we reported on the consolidated financial statements of Knight Transportation, Inc. as of and for the years ended December 31, 2003 and 2002. On March 16, 2004, we declined to stand for reelection. We have read Knight Transportation, Inc.'s statements included under Item 4 of its Form 8-K dated March 23, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with Knight Transportation, Inc.'s statements in sentences two and three of paragraph 5 of Item 4 of the aforementioned Form 8-K.

                                                     /s/ KPMG LLP